Exhibit 21.1

List of Subsidiaries

Rokk3r, Inc.’s Wholly Owned Subsidiaries:

•	Rokk3r Ops Inc., Florida Corporation
•	Rokk3r Fluid Inc., Florida Corporation

Rokk3r Ops Inc.’s Wholly Owned Subsidiaries:

•	B3riblock Inc., Delaware Corporation
•	Rokk3r Flamingo Inc., Delaware Corporation
•	Rokk3r Ai Inc., Delaware Corporation